SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  __________

EXPLANATORY NOTE

On November 5, 2014, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Reports Third Quarter 2014 Financial Results”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

In addition, pursuant to the Information Rights Agreement between the Company and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations under Israeli Securities Law. This Form 6-K includes an Un-Audited Interim Financial Statements as of September 30, 2014, attached as Exhibit 99.2, which was provided by the Company to CBI on November 5, 2014 pursuant to such contractual obligation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: November 5, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release dated November 5, 2014 titled “MediWound Reports Third Quarter 2014 Financial Results”.

99.2	Un-Audited Interim Financial Statements as of September 30, 2014.